May 31, 2011

VIA EDGAR FILING AND FEDERAL EXPRESS

Alicia Lam

Geoffrey Kruczek

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

International Isotopes Inc.

Form S-1 and Post-effective Amendment Nos. 1 and 2 to Form S-1

Filed December 13, 2010, April 15, 2010 and April 29, 2011

File No. 333-171140

Dear Alicia and Geoffrey:

Reference is made to (i) the comments of the Commission's staff (the “Staff”) in regard to International Isotopes Inc.’s (the “Company”) Form S-1 filed December 13, 2010, Post-effective Amendment No. 1 filed on April 15, 2011 and Post-effective Amendment No. 2 filed on April 29, 2011, as set forth in your comment letter dated May 9, 2011 (the “Comment Letter”); and (ii) the responses of the Company to the Comment Letter provided on behalf of the Company by Perkins Coie LLP, counsel to the Company, pursuant to the letter dated May 31, 2011.

As requested by the Staff, the Company hereby acknowledges the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alicia Lam

Geoffrey Kruczek

U.S. Securities and Exchange Commission

May 31, 2011

If you have any comments or questions regarding this letter, please contact me at (208) 524-5300.

Very truly yours,

Laurie McKenzie-Carter

By:/s/ Laurie McKenzie-Carter
Name: Laurie McKenzie-Carter
Title: Chief Financial Officer

cc:

Steve T. Laflin, International Isotopes

Sonny Allison, Perkins Coie LLP